SUBJECT TO COMPLETION AND MODIFICATION

BMW AUTO LEASING LLC HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES.  BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS BMW AUTO LEASING LLC HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT BMW AUTO LEASING LLC AND THIS OFFERING.  YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV.  ALTERNATIVELY, BMW AUTO LEASING LLC, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING 1-212-834-4154 (COLLECT CALL).

Term Sheet

BMW Vehicle Lease Trust 2007-1
Issuing Entity

BMW Auto Leasing LLC
Depositor

BMW Financial Services NA, LLC
Sponsor, Servicer and Administrator

$1,250,000,000 ASSET BACKED NOTES

•

The issuing entity’s main sources for payment of the notes will be lease payments generated by a portfolio of retail lease contracts and the proceeds from the sale of the BMW passenger cars and BMW light trucks currently leased under those contracts.

•

The notes are asset backed securities and represent the obligations of the issuing entity only and do not represent the obligations of or an interest in the sponsor, the depositor or any of their affiliates.  Neither the notes nor the retail lease contracts are insured or guaranteed by any government agency.

•

Credit enhancement for the notes consists of overcollateralization and the reserve fund.

•

The issuing entity and JPMorgan Chase Bank, National Association will enter into an interest rate cap agreement expected to cover the excess, if any, of the LIBOR floating rate of interest due on the floating rate notes over the cap rate.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this term sheet and the attached prospectus are truthful or complete.  Any representation to the contrary is a criminal offense.

	Initial Principal Balance	Interest Rate	Accrual Method	Expected Final Payment Date	Final Scheduled Payment Date	Initial Price to Public	Underwriting Discount	Proceeds to Depositor(1)
Class A-1 Notes	$235,000,000%		Actual/360	July 15, 2008	November 17, 2008%		%	%
Class A-2A Notes	$140,000,000%		30/360	April 15, 2009	November 16, 2009%		%	%
Class A-2B Notes	$274,000,000	LIBOR + %	Actual/360	April 15, 2009	November 16, 2009%		%	%
Class A-3A Notes	$210,000,000%		30/360	April 15, 2010	August 15, 2013%		%	%
Class A-3B Notes	$391,000,000	LIBOR + %	Actual/360	April 15, 2010	August 15, 2013%		%	%
Total	$1,250,000,000					$	$	$

(1)

Before deducting expenses expected to be $________.

The issuing entity will pay interest and principal on the notes on the 15th day of each month (or, if the 15th day is not a business day, the next business day). The first payment date, which is the first expected distribution date for purposes of Item 1102(g) of Regulation AB, will be November 15, 2007.  The notes will not be listed on any securities exchange.  Currently, there is no public market for the notes.

This document constitutes a “free-writing prospectus” within the meaning of Rule 405 under the Securities Act of 1933, as amended.

The information in this free-writing prospectus supplements and supersedes any information to the contrary contained in the prior free-writing prospectus, dated as of October 22, 2007, relating to the notes.

We expect that delivery of the notes, in book-entry form, will be made to investors through The Depository Trust Company against payment in immediately available funds, on or about November 2, 2007.

Underwriters

JPMorgan

Barclays Capital

Co-Managers

ABN AMRO Incorporated

Banc of America Securities LLC

Citi

Credit Suisse

October 24, 2007

The Information in this Term Sheet

This term sheet revises, and should be read in conjunction with, the initial free-writing prospectus, dated October 22, 2007 (the “Initial Free-Writing Prospectus”).  To the extent that any information varies between this term sheet and the Initial Free-Writing Prospectus, you should rely on the information in this term sheet.  In addition to the specific changes to the Initial Free-Writing Prospectus that are set forth below, all changes set forth below will be deemed to apply globally to the Initial Free-Writing Prospectus.  Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Initial Free-Writing Prospectus.

The Notes

The Issuing Entity is offering the following classes of Notes, which are debt obligations of the Issuing Entity:

•

Class A-1 Notes in the amount of $235,000,000;

•

Class A-2A Notes in the amount of $140,000,000;

•

Class A-2B Notes in the amount of $274,000,000;

•

Class A-3A Notes in the amount of $210,000,000; and

•

Class A-3B Notes in the amount of $391,000,000;

Closing Date.  The closing date for this offering will be November 2, 2007.

Interest Rates.  The spread to LIBOR will be set at the time of pricing.

Floating Rate Notes.  The Class A-2B and Class A-3B Notes

Description of the Assets

The portfolio characteristics of the Specified Leases and the related Specified Vehicles set forth in the Initial Free-Writing Prospectus in the tables under "The Specified Leases" and in other sections of the Initial Free-Writing Prospectus that describe portfolio characteristics are presented as of the Cutoff Date based on a statistical portfolio of 30,843 leases and the related leased vehicles and an Aggregate Securitization Value of $1,095,902,604.51.  As of the Closing Date, the Specified Leases and the related Specified Vehicles selected from the Vehicle Trust's portfolio for allocation to the 2007-1 SUBI will consist of a pool of 38,331 Leases and the related leased vehicles that had an Aggregate Securitization Value (based on the actual discount rate) as of the Cutoff Date of $1,369,888,441.01.

The portfolio characteristics of the Specified Leases and the related Specified Vehicles allocated to the 2007-1 SUBI as of the Closing Date will not differ in any material respect from the portfolio characteristics of the Specified Leases and the related Specified Vehicles presented in the Initial Free-Writing Prospectus as a percentage of the Aggregate Securitization Value (although the absolute dollar amounts and number of Leases will vary because the portfolio set forth in the Initial Free-Writing Prospectus is a statistical subset of the actual portfolio to be allocated to the 2007-1 SUBI as of the Closing Date).

The actual discount rate used to calculate the securitization rate for the Specified Leases and related Specified Vehicles is 9.05%.  As of the Cutoff Date, the Specified Leases had the following characteristics:

•

the Aggregate Securitization Value, based on the actual securitization rate, of the Specified Leases and Specified Vehicles was $1,369,888,441.01; and

•

the discounted aggregate residual value, based on the actual discount rate, of the Specified Leases being financed was $835,824,016.51 (which is approximately 61.01% of the Aggregate Securitization Value).

The variance between the characteristics of the pool information in the Initial Free-Writing Prospectus (which were calculated based on the statistical securitization rate) and the characteristics of the actual pool information (which will be calculated based on the actual securitization rate) is not material.

Characteristics of the Specified Leases

The Specified Leases were selected by reference to several criteria, including, that as of the Cutoff Date, each Specified Lease:

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applied to a Specified Vehicle that was a new BMW vehicle at the time of origination of the Specified Lease;

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applied to a Specified Vehicle that has a model year of 2005 or later;

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was originated for a User-Lessee with a United States address;

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provides for level payments that fully amortize the Initial Lease Balance of the Specified Lease at the related Lease Rate to the related Contract Residual Value over the lease term;

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was originated on or after December 30, 2005;

•

had a Maturity Date on or after the February 2008 Payment Date and no later than the August 2012 Payment Date;

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has an original term of not more than 60 months, and

•

was not more than 29 days past due.

Cap Agreement

The Issuing Entity and JPMorgan Chase Bank, National Association will enter into a Cap Agreement expected to cover the excess, if any, of the LIBOR floating rate of interest due on the Floating Rate Notes over the Cap Rate.

Indenture Trustee

Citibank, N.A.

The Indenture Trustee is Citibank, N.A., a national banking association and wholly owned subsidiary of Citigroup Inc., a Delaware corporation.  Citibank, N.A. performs as Indenture Trustee through the Agency and Trust line of business, which is part of the Global Transaction Services division.  Citibank, N.A. has primary corporate trust offices located in both New York and London.  Citibank, N.A. is a leading provider of corporate trust services offering a full range of agency, fiduciary, tender and exchange, depositary and escrow services.  As of the end of the third quarter of 2007, Citibank’s Agency and Trust group manages in excess of $4.3 trillion in fixed income and equity investments on behalf of approximately 2,500 corporations worldwide.  Since 1987, Citibank Agency and Trust has provided trustee services for asset-backed securities containing pool assets consisting of airplane leases, auto loans and leases, boat loans, commercial loans, commodities, credit cards, durable goods, equipment leases, foreign securities, funding agreement backed note programs, truck loans, utilities, student loans and commercial and residential mortgages.   As of the end of the third quarter of 2007, Citibank, N.A. acts as indenture trustee and/or paying agent for approximately 76 various asset backed trusts supported by auto loans or leases.

Use of Proceeds

The net proceeds from the sale of the Notes, which equal the proceeds of the public offering minus expenses relating thereto in the amount of $______, together with the net proceeds from the private placement of the Certificates, will be applied by the Issuing Entity to acquire the SUBI Certificate from the Depositor.

Plan of Distribution

Subject to the terms and conditions set forth in an underwriting agreement relating to the Notes, the Depositor has agreed to sell to the underwriters named below, for whom J.P. Morgan Securities Inc. is acting as representative, and the underwriters have agreed to purchase, severally but not jointly, the following principal amounts of the Notes.

Underwriter	Class A-1 Notes	Class A-2A Notes	Class A-2B Notes	Class A-3A Notes	Class A-3B Notes
J.P. Morgan Securities Inc.	$	$	$	$	$
Barclays Capital Inc.	$	$	$	$	$
ABN AMRO Incorporated.	$	$	$	$	$
Banc of America Securities LLC	$	$	$	$	$
Citigroup Global Markets Inc	$	$	$	$	$
Credit Suisse Securities (USA) LLC	$	$	$	$	$
Total	$235,000,000	$140,000,000	$274,000,000	$210,000,000	$391,000,000

The underwriting agreement provides, subject to conditions precedent, that the underwriters will be obligated to purchase all the Notes if any are purchased. The underwriting agreement provides that if there is an event of default by an underwriter, in some circumstances the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The Depositor has been advised that the underwriters propose initially to offer the Notes to the public at the respective offering prices set forth on the cover hereof and to certain dealers at such prices less a selling concession not to exceed the percentage of the principal amount of the Notes set forth below, and that the underwriters may allow and such dealers may reallow a reallowance discount not to exceed the percentage of the principal amount of the Notes set forth below.

Class of Notes	Selling Concession	Reallowance Discount
Class A-1%		%
Class A-2A	%	%
Class A-2B	%	%
Class A-3A	%	%
Class A-3B	%	%

The Depositor and BMW FS have jointly and severally agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or contribute to payments which the underwriters may be required to make in respect thereof.  In the ordinary course of their respective businesses, the underwriters and their respective affiliates have engaged and may engage in various financial advisory, investment banking and commercial banking transactions from time to time with BMW FS and its affiliates.

The Notes are new issues of securities with no established trading market.  The Depositor has been advised by the underwriters that they intend to make a market in the Notes as permitted by applicable laws and regulations.  The underwriters are not obligated, however, to make a market in the Notes, and that market-making may be discontinued at any time without notice at the sole discretion of the underwriters.  Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes of any class.

In connection with the offering of the Notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions.  Overallotment involves sales in excess of the offering size which creates a short position for the underwriters.  Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes.  Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions.  Stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions.  If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Upon receipt of a request by an investor who has received an electronic prospectus from an underwriter or a request by that investor’s representative within the period during which there is an obligation to deliver a prospectus, BMW FS, the Depositor or the underwriters will promptly deliver, or cause to be delivered, without charge, a paper copy of the prospectus.

Each underwriter will represent that:

•

to the extent that it is carrying on business in the United Kingdom, it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or will not otherwise be acting in breach of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) or cause the issuing entity to be in breach of Section 19 of the FSMA;

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) and (to the extent that it is a person authorized in the United Kingdom pursuant to Part IV of the FSMA) Section 238(i) of the FSMA does not apply to the Issuing Entity; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

BMW Auto Leasing LLC Depositor

BMW Vehicle Lease Trust 2007-1

Issuing Entity

$235,000,000
% Asset Backed Notes,
Class A-1

$140,000,000
% Asset Backed Notes,
Class A-2A

$274,000,000
% Asset Backed Notes,
Class A-2B

$210,000,000
% Asset Backed Notes,
Class A-3A

$391,000,000
% Asset Backed Notes,
Class A-3B

TERM SHEET
BMW Financial Services NA, LLC Sponsor, Administrator and Servicer	Underwriters JPMorgan Barclays Capital Co-Managers ABN AMRO Incorporated Banc of America Securities LLC Citi Credit Suisse
October 24, 2007